EXHIBIT 99.1

Golar LNG Limited Announces Proposed Offering of $350 Million of Convertible Senior Notes due 2022

Hamilton, Bermuda - February 13, 2017- Golar LNG Limited (the "Company") (NASDAQ:GLNG) announces today that it intends to offer, subject to market and other conditions, $350 million aggregate principal amount of Convertible Senior Notes due 2022 (the "Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company also intends to grant the initial purchasers of the Notes a 30-day option to purchase up to an additional $52.5 million aggregate principal amount of the Notes in connection with the offering, solely to cover overallotments.

The Notes will be senior, unsecured obligations of the Company, pay interest semiannually in arrears on February 15 and August 15, mature on February 15, 2022, and be convertible into the Company's common shares, cash, or a combination of shares and cash, at the Company's election.

The Company intends to use a portion of the net proceeds from the sale of the Notes to fund the cost of the initial capped call transactions described below and use the remaining funds for other general corporate purposes.

In connection with the offering of the Notes, the Company also intends to enter into capped call transactions with one or more of the initial purchasers of the Notes or their affiliates (the "option counterparties").  The capped call transactions are expected to reduce the potential dilution to the Company's common shares upon and/or offset the cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction and/or offset subject to a cap.  If the initial purchasers exercise their option to purchase additional Notes, the Company may enter into additional capped call transactions with the option counterparties.  In connection with establishing their initial hedge of the capped call transactions, the Company expects that the option counterparties will enter into various derivative transactions with respect to the Company's common shares concurrently with or shortly after the pricing of the Notes and may unwind these various derivative transactions and purchase the Company's common shares in open market transactions shortly following the pricing of the Notes. These activities could have the effect of increasing, or reducing the size of a decline in, the market price of the Company's common shares or Notes concurrently with, or shortly following, the pricing of the Notes. In addition, the option counterparties (and/or their respective affiliates) may modify their hedge positions by entering into or unwinding various derivatives with respect to the Company's common shares and/or purchasing or selling the Company's common shares or other securities of the Company in secondary market transactions following the pricing of the notes and prior to the maturity of the notes.  Any of these activities could cause or avoid an increase or a decrease in the market price of the Company's common shares or the Notes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes and the shares of common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws.

Forward-Looking Statements

This press release contains certain forward-looking statements. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.  These statements involve known and unknown factors and are based upon a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those risks and uncertainties described in reports and other documents the Company files with the United States Securities and Exchange Commission, including the Company's most recent Annual Report on Form 20-F.  New factors emerge from time to time, and it is not possible for the Company to predict all of these factors.  As a result, you are cautioned not to rely on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda
February 13, 2017
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan